# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NATURES SUNSHINE PRODUCTS INC, CIK 0000275053
CUSIP: 639027101
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 2901 West Bluegrass Blvd., Suite 100, Lehi, Utah (UT), 84043
Date of event which requires filing of this statement: 06/05/2025
Amends the filing with accession number 0001140361-14-030565
Filed by CIK 0001615258
Persons authorized to receive notices and communications: Yuqing Chen, Shanghai Fosun Pharmaceutical (Group) Co, Ltd., No.1289 Yishan Road, Shanghai, China (F4), 200233, 86 (21) 33987000

## Reporting persons
- Shanghai Fosun Pharmaceutical (Group) Co., Ltd. (CIK 0001615258): type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC); sole voting power 2,918,774; sole dispositive power 2,918,774; aggregate amount beneficially owned 2,918,774 (15.9% of the class)
- Fosun Pharma USA Inc.: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 2,854,607; sole dispositive power 2,854,607; aggregate amount beneficially owned 2,854,607 (15.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: NATURES SUNSHINE PRODUCTS INC
Address of issuer's principal executive offices: 2901 West Bluegrass Blvd., Suite 100, Lehi, Utah (UT), 84043
Comment: This Amendment No. 2 to Schedule 13D amends the statement on Schedule 13D originally filed by Shanghai Fosun Pharmaceutical (Group) Co., Ltd. ("Fosun Pharma") with the Securities and Exchange Commission ("SEC") on August 4, 2014, as amended by Amendment No. 1 filed with the SEC on September 2, 2014 (the "Original Schedule 13D," and together with Amendment No. 1, and this Amendment No. 2, the "Schedule 13D") relating to the common stock, no par value (the "Common Stock"), of Nature's Sunshine Products, Inc., a Utah corporation (the "Issuer"). In addition to other matters described herein, this Amendment No. 2 is being filed to report the transfer of 2,854,607 shares of Common Stock from Fosun Pharma to Fosun Pharma USA Inc. ("FPUSA"), a Delaware corporation and wholly-owned subsidiary of Fosun Pharma, and the inclusion of FPUSA as an additional Reporting Person as a result thereof. Fosun Pharma and FPUSA are referred to herein collectively as the "Reporting Persons."

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Scheduled 13D is amended by adding the following information:

(a)-(c), (f):

FPUSA is a Delaware corporation. Its principal place of business is 104 Carnegie Center Drive, Suite 204, Princeton, New Jersey 08540. FPUSA is a specialty pharmaceutical company.

Room 1917, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong

FPUSA is a wholly-owned subsidiary of Fosun Pharma.

Exhibit 99.1 (filed herewith) amends and restates the Exhibit 99.1 filed with the Original Schedule 13D and is incorporated herein by reference.
Criminal convictions in the last five years: During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended by adding the following information:

On June 5, 2025, Fosun Pharma contributed 2,854,607 shares of Common Stock to FPUSA. The Reporting Persons may dispose or continue to hold all or a portion of the shares of Common Stock reported herein, subject to the Reporting Persons' evaluation of the Issuer's business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information from Items 7-11, inclusive, and Item 13 on the cover pages of this Schedule 13D is incorporated herein by reference. The beneficial ownership percentages used in this Schedule 13D are calculated based on a total of 18,350,801 shares of Common Stock outstanding as of April 18, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on May 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have sole voting and dispositive power over an aggregate of 2,918,774 shares of Common Stock. FPUSA directly owns 2,854,607 shares of Common Stock, and Fosun Industrial Co., Limited ("Fosun Industrial") directly owns 64,167 shares of Common Stock. Fosun Pharma, as the parent of FPUSA and Fosun Industrial, indirectly beneficially owns the 2,918,774 shares of Common Stock directly owned by FPUSA and Fosun Industrial.
Transactions in the class effected during the past sixty days: Except as described in Item 4 of this Schedule 13D, there have been no transactions in shares of Common Stock or any other securities of the Issuer by the Reporting Persons in the 60 days prior to the filing of this Amendment No. 2.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Amended list of directors and executive officers of Fosun Pharma, persons controlling Fosun Pharma and executive officers and directors of other persons in control of Fosun Pharma (filed herewith).

## Signatures
- Shanghai Fosun Pharmaceutical (Group) Co., Ltd.: /s/ Yuqing Chen, Yuqing Chen / Chairman (06/09/2025)
- Fosun Pharma USA Inc.: /s/ Yuqing Wang, Yuqing Wang / Chief Financial Officer (06/09/2025)